UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMPEX TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock $.10 par value per share

(Title of Class of Securities)

204513105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204513105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Geoffrey Nixon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (based on 12,454,107 shares outstanding as at November 4, 2004)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mission Partners, L.P. (EIN#33-0569956)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 545,839

	6.	Shared Voting Power

	7.	Sole Dispositive Power 545,839

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.38% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Nominees Limited (EIN# N/A)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 97,011

	6.	Shared Voting Power

	7.	Sole Dispositive Power 97,011

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,011

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.78% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Horizon Offshore, Ltd. (EIN# N/A)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,289

	6.	Shared Voting Power

	7.	Sole Dispositive Power 59,289

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,289

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.48% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mayfair Capital Fund, L.P. (EIN#13-4024777)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,900

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,900

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.03% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MCM Associates, Ltd. (EIN# 33-0562278)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MCM Profit Sharing Plan – DLJSC- Custodian FBO Geoffrey Nixon TTEE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 15,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.12% (based on 12,454,107 shares outstanding at November 4, 2004)

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer The name of the issuer is Compex Technologies, Inc., a Minnesota corporation (“Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The principal executive offices of Issuer are located at 1811 Old Highway 8, New Brighton, Minnesota 55112-0590.

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

This statement on Schedule 13G (“Statement”) is filed by Geoffrey Nixon (“Nixon”), Mission Partners, L.P. (“Mission”), Liberty Nominees Limited (“Liberty”), Horizon Offshore, Ltd. (“Horizon”), Mayfair Capital Fund, L.P. (“Mayfair”), MCM Associates, Ltd. (“MCM”) and MCM Profit Sharing Plan-DLJSC-FBO Geoffrey Nixon TTEE (“PSP”) (collectively the “Group”; each member of the Group being hereinafter referred to individually as a “Member” and collectively as “Members”).  Nixon’s and PSP’s principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036.  Nixon is a citizen of the Country of New Zealand.  PSP is a New York profit sharing plan for the benefit of Nixon.  Nixon is the sole Trustee and Beneficiary of PSP.  Mission’s principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036.  Mission is a Delaware limited partnership.  MCM, a Delaware corporation, is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission.  Nixon is the sole officer, director and shareholder of MCM.  Liberty’s principal business address is at P.O. Box 10-246, Wellington, New Zealand.  Liberty is a private New Zealand company.  Liberty has established an account over which MCM has sole investment discretion.  It is the account over which MCM has sole investment discretion that has purchased the shares of Issuer Common Stock (as defined below).  Horizon’s principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I.  Horizon is a private Cayman Islands investment corporation.  MCM is the sole investment manager of Horizon and MCM has full voting and dispositve power with respect to all of the securities owned by Horizon.  Mayfair’s principal business address is 11 West 42nd Street, 19th Floor, New York, NY  10036.  Mayfair is a Delaware limited partnership.  MCM Capital Management, LLC, a Delaware limited liability company (the “LLC”), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair.  Nixon is the sole management and principal member of LLC.  The other member of the LLC is Nixon’s wife.

	(d)	Title of Class of Securities
	(e)	CUSIP Number
This Statement relates to the Common Stock, $.10 par value per share (the “Issuer Common Stock”) of Issuer. The CUSIP number for the Issuer Common Stock is 204513105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:

Nixon owns 0 shares of Issuer Common Stock, representing 0.00% of Issuer’s issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).  Mission owns 545,839 shares of Issuer Common Stock, representing 4.38% of Issuer’s issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).  Liberty owns 97,011 shares of Issuer Common Stock, representing 0.78% of Issuer’s issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).  Horizon owns 59,289 shares of Issuer Common Stock, representing 0.48% of Issuer’s issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).  Mayfair owns 3,900 shares of Issuer Common Stock, representing 0.03% of Issuer’s issued and outstanding shares (12,454,107 shares outstanding at September 9, 2004).  MCM owns 0 shares of Issuer’s issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).  PSP owns 15,000 shares of Issuer Common Stock representing 0.12% of Issuer issued and outstanding shares (12,454,107 shares outstanding at November 4, 2004).  The Group, in the aggregate, owns 721,039 shares of Issuer Common Stock representing 5.79% of Issuer issued and outstanding shares (based on 12,454,107 shares outstanding at November 4, 2004).

(c) Number of shares as to which the person has:

Each Member is the sole beneficial owner of the securities identified in subsection (a) above, except that Nixon owns the 0 shares of Issuer Common Stock jointly with his wife.  MCM, as the sole general partner of Mission, has sole voting and dispositive power over the Issuer Common Stock owned by Mission.  MCM, as the sole investment manager of an account established by Liberty, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Liberty.  MCM, as the sole investment manager of Horizon, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Horizon.  LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the Issuer Common Stock owned by Mayfair.  Nixon, as the sole Trustee of PSP and sole officer, director and shareholder of MCM, has the sole voting and dispositive power over the Issuer Common Stock owned by PSP and MCM.

(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005
/s/ Geoffrey Nixon
GEOFFREY NIXON

MISSION PARTNERS, L.P.
By: MCM Associates, Ltd., General Partner

	By:	/s/ Geoffrey Nixon
Geoffrey Nixon, President

LIBERTY NOMINEES LIMTED
By: MCM Associates, Ltd., General Partner

	By:	/s/ Geoffrey Nixon
Geoffrey Nixon, President

HORIZON OFFSHORE, LTD.

	By:	/s/ Geoffrey Nixon
Geoffrey Nixon, Director

MAYFAIR CAPITAL FUND, L.P.
By: MCM Capital Management, LLC., General Partner

	By:	/s/ Geoffrey Nixon
Geoffrey Nixon, Manager

MCM PROFIT SHARING PLAN DLJSC-ASSOCIATION FBO Geoffrey Nixon

	By:	/s/ Geoffrey Nixon
Geoffrey Nixon, Trustee

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT made as of this 31st day of January, 2005, by and among GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., MAYFAIR CAPITAL FUND, L.P. and MCM PROFIT SHARING PLAN-KLJSC-CUSTODIAN FBO GEOFFREY NIXON TTEE and MCM ASSOCIATES, LTD.

W I T N E S S E T H :

WHEREAS, GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., MAYFAIR CAPITAL FUND, L.P. and MCM PROFIT SHARING PLAN-KLJSC-CUSTODIAN FBO GEOFFREY NIXON TTEE and MCM ASSOCIATES, LTD. collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.10 par value, of Compex Technologies, Inc. (“Issuer Common Stock”), a Minnesota corporation; and

WHEREAS, the parties desire to jointly file a Schedule 13G with the SEC,

NOW, THEREFORE, the parties agree as follows:

1.                                       GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., MAYFAIR CAPITAL FUND, L.P. and MCM PROFIT SHARING PLAN-KLJSC-CUSTODIAN FBO GEOFFREY NIXON TTEE and MCM ASSOCIATES, LTD. hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Issuer Common Stock and to file any and all amendments and supplements thereto.

2.                                       This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

HORIZON OFFSHORE LTD

/s/ Geoffrey Nixon	/s/ Geoffrey Nixon
GEOFFREY NIXON	GEOFFREY NIXON

MISSION PARTNERS, L.P.	MCM ASSOCIATES, LTD.
By: MCM Associates, Ltd., General Partner	Manager

/s/ Geoffrey Nixon	/s/ Geoffrey Nixon
GEOFFREY NIXON, President	GEOFFREY NIXON, President

LIBERTY NOMINEES LIMITED	MAYFAIR CAPITAL FUND, L.P.
By MCM Associates, Ltd., Investment Manager	By: MCM Capital Management, LLC, General Partner

/s/ Geoffrey Nixon	/s/ Geoffrey Nixon
GEOFFREY NIXON, President	GEOFFREY NIXON, Manager

MCM PROFIT SHARING PLAN-DLJSC-Custodian
FBO Geoffrey Nixon

/s/ Geoffrey Nixon
GEOFFREY NIXON, Trustee